January 26, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Edwin Kim, Staff Attorney

Re:      Project Angel Parent, LLC

Draft Registration Statement on Form S-1

Submitted December 15, 2020

CIK No. 0001834494

Dear Mr. Kim:

This letter is confidentially submitted on behalf of Project Angel Parent, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on December 15, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated January 12, 2021 addressed to Nicolaas Vlok (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express, four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

You refer to yourself as a “leading provider of cloud-based software solutions for financial institutions, including banks, credit unions, mortgage lenders, specialty lending providers, and consumer reporting agencies, or CRAs.” Please clarify the basis of your leadership, such as market share by revenues or other criteria.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

Response: The Company respectfully advises the Staff that it has revised pages 1, 71 and 95 of Amendment No. 1 to address the Staff’s comment. The Company believes that the adoption of its solution by the majority of the financial institutions that are independently listed as leaders in terms of size or prominence in its key markets demonstrates its status as a leading provider of these solutions.

2.

Please discuss the material terms of the stockholders agreement, which provides for rights to appoint members to your board of directors. Also discuss the terms of your charter and bylaws which allows Thoma Bravo to set the size of our board of directors and fill any vacancy on our board of directors, including newly created seats, for so long as Thoma Bravo beneficially owns at least 30% of the outstanding shares of your common stock.

Response: The Company respectfully advises the Staff that it has revised page 130 of Amendment No. 1 to remove reference to the stockholders agreement as it will not be entering into one. It also respectfully advises the Staff that it has added a disclosure on page 11 of Amendment No. 1 to add discussion of the terms of the Company’s charter and bylaws which will allow Thoma Bravo to set the size of its board of directors and fill any vacancy on the board of directors, including newly created seats, for so long as Thoma Bravo beneficially owns at least 30% of the outstanding shares of the Company’s common stock.

3.	You indicate that you intend to utilize some or all of the exemptions from certain corporate governance requirements. Please clarify which exemptions you intend to utilize after this offering.

Response: The Company respectfully notes for the Staff that, as described in the Draft Registration Statement and Amendment No. 1, the Company will qualify as both (i) an “emerging growth company” under the JOBS Act and (ii) a “controlled company” under applicable stock exchange listing rules. Both qualifications allow the Company to utilize certain exemptions from corporate governance requirements, and the Company intends to utilize such exemptions as follows (and as described in Amendment No. 1):

•

Emerging Growth Company status: page 12 of the Draft Registration Statement (which remains on pages 12 and 13 of Amendment No. 1) contains a discussion of the exemptions that the Company intends to utilize after this offering, including certain exemptions from various public reporting requirements, including not being required to have its internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain reduced disclosure requirements related to the disclosure of executive compensation in the prospectus and in the Company’s periodic reports and proxy statements, and exemptions from the requirement that the Company hold a nonbinding advisory vote on executive compensation and any golden parachute payments. The Company has also included a cross-reference on the prospectus cover page that specifically directs potential investors to this disclosure.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

•

Controlled Company status: pages 13, 51 and 114 of Amendment No. 1 contain a discussion of the exemptions that the Company may utilize after the completion of this offering in connection with its status as a controlled company, including that the Company will not be required to have a majority of independent directors, or to form an independent compensation committee, or to form an independent nominating and corporate governance committee, or to perform annual performance evaluations of such committees. The Company has previously stated on page 116 of the Draft Registration Statement that it will not have a nominating and corporate governance committee upon the closing of the offering. The Company is still in the process of evaluating whether it will have a majority independent board of directors or an independent compensation committee upon the closing of the offering. The Company confirms to the Staff that it will disclose in a future amendment to the Registration Statement if it plans to utilize such exemptions. Notwithstanding the foregoing, the Company also believes that it will be important to continue to include a description of all of the exemptions that are available to the Company – even if not utilized upon the closing of the IPO – since the Company will be permitted to rely on such exemptions in the future, so long as it remains a controlled company under applicable stock exchange rules.

4.	Please define “active system users” and clarify how you calculated that you have 200,000 active system users and disclose the period measured.

Response: The Company respectfully advises the Staff that it has revised pages 3 and 97 of Amendment No. 1 to address the Staff’s comment. The Company notes for the Staff that “active system users” are those individuals who have accessed one of the Company’s solutions in the ninety (90) days prior to the determination date. The Company has revised its disclosure to explain how it defines this term, as well as providing the applicable determination date, which in Amendment No. 1 is January 18, 2021.

Non-GAAP Financial Measures, page 67

5.

We note your purchase accounting adjustment related to “Deferred revenue reduction from purchase accounting” in your adjusted EBITDA measure, as presented by your reconciliation of net loss to adjusted EBITDA on page 69. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, this non-GAAP adjustment intended to eliminate the impact of purchase accounting appears to substitute individually tailored revenue recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance of Question 100.04 of the Division’s Non-GAAP C&DIs and Rule 100(b) of Regulation G when presenting this measure.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that by adjusting its EBITDA calculation to add back the fair value adjustment of deferred revenue from purchase accounting, it is not accelerating the recognition of any revenue from later periods to current periods. The adjustment to fair value under ASC 820, rather than using carryover value under ASC 606, is a charge purely related to a corporate event – which in the periods shown in Amendment No. 1 is the acquisition of CRIF Corporation in 2018 and associated purchase accounting. The fair value adjustment is not representative of the Company’s ongoing business operations, and does not assist investors in a meaningful understanding of period over period comparisons of the Company’s financial results. In this way, the Company considers the charge to be very similar to acquisition costs and expenses that are incurred in connection with the Company’s acquisition activity, which are also added back in the calculation of Adjusted EBITDA. The fair value adjustment of deferred revenue from purchase accounting does not reflect Company management’s current expectations or estimates regarding future business performance. Moreover, the Company does not believe that by adding back the fair value adjustment of deferred revenue from purchase accounting that it is substituting its own individually tailored calculation of revenue for that required under GAAP. The Company is not presenting a stand-alone “adjusted revenue” financial measure, and is not attempting to guide investors to an alternative (and higher) measure of aggregate top line business activity. Adjusted EBITDA is a performance measure relating to the overall profitability of the Company’s business, reconciled to net income, and as such, is reflective of costs and expenses contained in the consolidated statements of operations. As such, the Company does not believe that adding back the fair value adjustment gives investors an inaccurate or potentially misleading picture of the Company’s top line revenue, but rather provides a picture of bottom line profitability that eliminates the effects of accounting adjustments associated with acquisitions. The Company further advises the Staff that it has no intention of presenting any non-GAAP financial measure reconciled to revenue that would add back the fair value adjustment of deferred revenue from purchase accounting.

The Company also notes for the Staff that the Financial Accounting Standards Board (FASB) has proposed amendments to ASC 805 that would require companies to apply ASC 606 to recognize and measure contract liabilities and assets relating to contracts with customers that they acquire in a business combination. If this amendment is issued, it would generally eliminate from U.S. GAAP any such fair value adjustments to deferred revenues for any business combinations by the Company occurring after the issuance date of any such ASC 805 amendment. The Company believes that this provides further support for the position that the Company’s proposed adjustments are not misleading to investors and that the Company’s presentation provides a meaningful operating metric for Company management and investors to evaluate.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

6.

Please accompany your presentations of Adjusted EBITDA margin with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item 10(e)1(i)(A) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

Response: The Company respectfully advises the Staff that it has revised pages 70 and 76 of Amendment No. 1 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 70

7.

We note on page F-26 that “[d]uring the year ended December 31, 2019, there were 1,000,000 unit options granted which contain vesting provisions dependent upon the Company achieving certain valuation multiple targets upon a change in control event or sale of the Company.” Please clarify if the options will vest upon your IPO and if so, please disclose in quantified detail the charge that you anticipate will be incurred.

Response: The Company respectfully advises the Staff that such options will not vest upon the consummation of this offering and the Company has revised page F-26 in Amendment No. 1 to clarify this disclosure.

Key Operating Measures, page 73

8.

We note your calculation of the metric identified as “Customer Net Retention Rate” reflects customer additions as well as customer terminations and consequently, which is a measure of the change in total customers and not customer retention. Please revise the description of this metric to accurately reflect its substance.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has retitled this particular metric as “Organic Customer Growth Rate” to make clear that it is a measure of the net gain and loss of the number of total customers during the course of a period. The Company also notes that it has added the word “Organic” in the title to make clear to investors that the metric will not include customer additions resulting solely from acquisitions that are consummated during the relevant measurement periods. The Company respectfully advises that the disclosure on page 74 of Amendment No. 1 has been revised to address the Staff’s comment.

9.	Please disclose the ARR Net Retention Rate for the period ending December 31, 2019 or tell us why this information is not material to investors.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes for the Staff that it is unable to calculate the ARR Net Retention Rate for the period ending December 31, 2019 and believes that this information is not material to investors because it relates (in part) to a financial statement period for which the Company does not have audited financial statements available – namely the year ended December 31, 2018.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

To calculate ARR Net Retention Rate for the period ending December 31, 2019 would require customer-level revenue details on a consistent basis for all of the years ended December 31, 2018 and 2019 for purposes of comparison. However, the relevant data from the period before the mid-2018 combination of MeridianLink and CRIF is not available for each customer on a consistent basis as it was tracked in two different systems on two different bases. Because the ARR Net Retention Rate for the year ended December 31, 2020 relates to the two fiscal years of financial statements that are shown in the prospectus – i.e., ARR recorded in the year ended December 31, 2020 divided by ARR recorded in the year ended December 31, 2019 – the Company believes that the current metric provides an adequate and complete picture for the financial periods shown in the prospectus.

Results of Operations, page 84

10.

In regard to revenues, for each period presented, please disclose and discuss the percentage of revenues contributed by new compared to existing customers and describe in sufficient detail any other underlying reasons driving material changes, such as changes in pricing for annual or volume-based fees. In regard to expenses, for each applicable expense category, please disclose quantitatively the increase in headcount, or any other material cost driver, such as fees paid to third party vendors in connection with delivering services to customers. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms to the Staff that when the Company’s financial results for the year ended December 31, 2020 become available and are included in the period-over-period analysis in the “Results of Operations” section, that the Company will endeavor to include the disclosures noted by the Staff in its comment, to the extent the Company believes such discussion is material to investors.

Business

Who We Serve, page 96

11.

In your risk factor on page 48, you indicate that you expect lower mortgage lending volume in 2021 and 2022, and it may affect your operations and financial results. Please clarify whether you derive a significant amount of revenue from mortgage lending providers, mortgage loan applications and loan activity.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes for the Staff that two of its solutions, LendingQB and Mortgage Credit Link, are specifically targeted to customers in the mortgage lending industry, while its other solutions target broader financial industry sectors and markets, including consumer banking and consumer loan origination more broadly. The Company advises the Staff that while the percentage of revenue derived from any particular industry or sector will vary from period to period, the Company generally expects to generate approximately one-third

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

of its revenue annually from customers in the mortgage lending industry. As such, the Company believes that it is appropriate to continue to identify for investors the risks to the Company’s business that could be associated with lower mortgage lending volumes in future periods, but at the same time the Company does not believe that it is solely dependent on customers in mortgage lending industry for its future revenues and future growth. The Company respectfully advises the Staff that it has revised page 40 of Amendment No. 1 to include the amount of revenue generally expected to be derived from customers in the mortgage lending industry.

Technology and Solutions, page 102

12.

You describe the back-office operations, customer support, and product development have been integrated from the 2018 merger of CRIF and MeridianLink. Please clarify the extent that the solutions offered by CRIF and Meridian Link are integrated in the same platforms or if they are still sold, marketed, and operated separately. We note that your customers are under long-term agreements. Further, please clarify how the applications and solutions provided by Teledata and Tazworks will be integrated into your solutions.

Response: The Company respectfully advises the Staff that it has revised pages 4 and 98 of Amendment No. 1 to address the Staff’s comment. The Company notes for the Staff that CRIF and MeridianLink solutions are not integrated into the same platform, and the services continue to operate independently as supported by the integrated back-office teams. The Company notes that MeridianLink solutions are considered the “go forward” platforms such that some customers using CRIF solutions have begun migration onto MeridianLink platforms. Additionally, CRIF solutions are not currently being sold or marketed. However, the Company notes that MeridianLink has made investments in resources to allow the legacy CRIF products to continue to operate, and there is no planned sunset or end of life for those products. The Company notes that Teledata and Tazworks solutions contemplate product offerings not previously fully realized by the MeridianLink solutions. The Company considers them complementary to MeridianLink’s prior offerings, and it plans to continue to market and sell those solutions. The Company is considering integration of these solutions with other MeridianLink solutions on the product roadmap at a future date.

13.

You indicate on pages 31 and 32 that a significant portion of your product development operations is performed in India by third-party services providers. Please describe the product development work performed by these third-party service providers and clarify whether you are substantially dependent upon any agreements with these third parties.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

Response: The Company respectfully advises the Staff that it has revised page 32 of Amendment No. 1 to address the Staff’s comment. The Company notes that the third-party software developers based in India are supplemental to the Company’s onshore full-time employee (“FTE”) developers. The Company operates in an “agile/scrum” model, where solutions are developed iteratively through collaboration between self-organizing cross-functional teams. The Company notes that each of those teams is composed of both FTE developers and certain third-party developers, and no material development team is composed entirely of third-party developers. Accordingly, if any particular third-party developers were to leave their employment, or if any third-party development services agreement with the Company covering multiple third-party developers were terminated, the Company would lose some short-term development resources and capacity within those affected teams, but the Company believes that it would continue to be able to develop, maintain, and improve all of the Company’s service offerings.

14.	Please clarify whether you generate material amount of revenue through your Partner Marketplace.

Response: The Company respectfully advises the Staff that it has revised pages 8 and 101 of Amendment No. 1 to disclose that it generates a material amount of revenue through its Partner Marketplace. The Company separately notes for the Staff that its Partner Marketplace is not a discrete product offering, and the revenue generated by the Company “through” its Partner Marketplace extends beyond the fees that the Company may receive directly from its partners for providing integrations with its platform (commonly referred to as “platform fees” or “integration fees”). As disclosed in Amendment No. 1, the Company has 475 partner relationships as of December 31, 2020, including vendor partners, reseller and referral partners, integration partners, technology partners and channel partners. The Company generates a material amount of its revenue “through” its Partner Marketplace in various ways, such as (i) when a referral partner refers a new customer to the Company resulting in subscription fee revenue or professional services revenue for the Company, (ii) when a channel partner or reseller partner sells the Company’s solutions to such partner’s customers resulting in subscription fee revenue or professional services revenue for the Company, (iii) when the Company resells its partners’ products and services through its platform and generates revenue in the amount of the difference between the amount the Company charges its customers for such product or service and the amount owed to the partner, or (iv) when the Company charges either one time or ongoing fees related to connecting to technology or integration partners. These are but a few of the ways that revenue can be generated by the Company “through” its Partner Marketplace, and in the aggregate, such amounts are expected to be material to the Company for the foreseeable future. At the same time, the Company is unable to disaggregate the various pieces of this revenue in order to distinguish the precise amount that is generated “through” partners and the amount generated by the Company without any partner involvement whatsoever. For this reason, the Company does not intend to quantify such amounts in Amendment No. 1 or in future submissions and filings, and does not believe that such information would be material to investors, given the multitude of disparate and varying revenue streams.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

Corporate Conversion, page 132

15.	We note that Project Angle Parent LLC has two classes of Units: Common Class B Units and Preferred Class A Units. Please clarify how each of these Units will be converted into common stock.

Response: The Company respectfully advises the Staff that it will include further detail on the conversion of its Units in a future amendment to the Draft Registration Statement.

Principal Stockholders, page 133

16.	Please revise your beneficial ownership table to include the natural persons that hold voting and/or investment power of the shares held by Thoma Bravo and its affiliates.

Response: The Company respectfully advises the Staff that it has revised page 135 of Amendment No. 1 to identify the natural persons who share voting and investment power of the shares held by Thoma Bravo and its affiliates.

Description of Indebtedness, page 135

17.

You disclose that you will repay your Second Lien Credit Facility in its entirety with offering proceeds. Please clarify whether you will maintain this credit facility or if it will terminate after it is repaid.

Response: The Company respectfully advises the Staff that it has revised page 140 of Amendment No. 1 to address the Staff’s comment.

Description of Capital Stock, page 140

18.

For the Corporate Opportunity charter provision described on page 144, you indicate that it will take a certain percentage of stockholder votes to change this provision. Please clarify if the Corporate Opportunity charter provision will still be in effect if Thoma Bravo no longer has a significant amount of beneficial ownership of your equity. If so, please revise your risk factor on page 52 to address this issue.

Response: The Company respectfully advises the Staff that it has revised pages 53 and 146 of Amendment No. 1 to address the Staff’s comment.

Underwriting, page 153

19.

Please provide a brief description of the “related persons” that may purchase reserved shares in your IPO. For example, clarify if the related persons are restricted to officers, directors, employees, and sponsors, or if it will comprise of a larger pool of investors such as friends and family of these specified investors or customers, suppliers or business partners.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

Response: The Company respectfully advises the Staff that it has revised pages 14, 130 and 156 of Amendment No. 1 to address the Staff’s comment.

20.	Please provide a brief description of the “certain limited exceptions” to your lock-up agreement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that the terms of the lock-up agreement remain under discussion between the Company and the proposed underwriters for the offering. The Company confirms to the Staff that it will include the requested disclosure in a future amendment to the Registration Statement once these discussions are complete and the parties have agreed on terms.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-4

21.

We note the Corporate Conversion will occur immediately after the effectiveness of the registration statement. Please provide pro forma earnings per share data on the face of your income statement for all periods to give effect to the total number of shares of common stock to be issued in the Corporate Conversion.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes, however, that Rule 11-02(12)(i) of Regulation S-X states that such pro forma information must not be presented on the face of the historical financial statements unless such presentation is required by GAAP. As pro forma information of this nature is not required under GAAP, the Company does not intend to present pro forma earnings per share data on the face of its historical financial statements. The Company intends to present pro forma information for the Corporate Conversion within the section titled “Prospectus Summary—Summary of Consolidated Financial and Other Data” in a future filing.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

22.

We note that your contracts with customers often include multiple performance obligations, which typically include multiple subscription and implementation services. Your revenue recognition policy footnote should provide greater detail in how you identify and recognize distinct performance obligations normally found within a contract. In regard to subscription services, please describe whether your customer support services are a distinct performance obligation and clarify how they are a single performance obligation integrated with subscription services and recognized ratably over the same period of time. Please also clarify how you considered the level of integration, interdependency, and interrelation in your determination to account for implementation services as a separate performance obligation.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

Response: The Company respectfully advises the staff that it has revised page F-13 of Amendment No. 1 to address the Staff’s comment.

23.

We note on page 40 that you may be obligated to provide credits or refunds if you fail to meet service level commitments in certain customer agreements. Please disclose whether your transaction prices include estimates of variable consideration and clarify the nature and impact of the variable consideration included in your contracts, if any. Refer to ASC 606-10-32-5 through 32-7 and ASC 606-10-50-20.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s notes that credits and refunds relating to service level commitments (including other potential variable consideration) have not been material to date. The Company’s performance obligations include monthly minimums and transaction-based fees that would constitute variable consideration as the customer will be billed monthly based on actual volume of transactions processed, which can exceed the contractual monthly minimum. For contracts that include non-substantive minimums and are largely comprised of variable consideration, since the fees are dependent on how many transactions are processed, the Company has determined that these performance obligations are a series of distinct service periods. The allocation of the fees earned to each distinct service period based on the customers’ usage each period would reasonably reflect the fees to which the Company is entitled, and these fees are due and payable each month, as such it is not necessary to estimate the variable consideration. For contracts that contain substantive monthly minimums, the Company is able to recognize the transaction-based fees in the period in which the transactions are processed because the measurement period resets during the monthly performance obligation period and the variable amounts earned each measurement period relate specifically to that period.

Note 6. Long-Term Debt, page F-22

24.	In regard to your first and second liens bearing interest at a rate using LIBOR, please specify the interest rate, or range, used to calculate interest expense.

Response: The Company respectfully advises the staff that it has revised pages F-22 and F-23 of Amendment No. 1 to address the Staff’s comment.

Note 12. Subsequent Events

Business Combinations, page F-32

25.

We note your disclosure that in November and December 2020, you acquired the operations and assets of Teledata Communications, Inc. and TazWorks, LLC, respectively. Based on this description, it appears that you acquired businesses. Please tell us how you considered Rule 3-05 of Regulations S-X in evaluating the significance of these acquisitions and whether you are required to include audited financial statements and pro forma information. As part of your response, provide us with the results of your significance tests.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that it has utilized the significance thresholds and guidance pursuant to Rules 1-02(w) and 3-05 of Regulation S-X (as recently amended) to assess whether any of its acquisitions have been significant to the Company, either individually or in the aggregate. In doing so, the Company performed the asset, investment, and income tests (including both the traditional income test and the new alternative revenue test) for each acquisition to determine whether they are significant. The Company then considered the highest percentage for each acquisition resulting from the three tests in accordance with the prescribed guidance. The results were as follows:

			Lesser Of
Entity	Asset Test	Investment Test	Income Test (Pre-tax income or loss)		Income Test (Revenue)
Teledata Communications, Inc. (“TCI”) (1)	1%	12%	9	% (*)	15	% (*)
TazWorks LLC (“TW”) (2)	<1%	10%	31	% (*)	15	% (*)

*	Under Rule 3-05 as recently amended, the Company is permitted to use the lesser of the traditional income test and the new revenue test.
(1)	The TCI acquisition was completed on November 2, 2020.
(2)	The TW acquisition was completed on December 31, 2020.

The Company also notes for the Staff that it has reviewed Rule 3-05(b)(2)(iv) with respect to measuring the aggregate impact of these two individually insignificant transactions (the only insignificant acquisitions since the most recent audited balance sheet date of December 31, 2019) and has confirmed that such aggregate impact does not exceed 50%.

General

26.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Mr. Edwin Kim

United States Securities and Exchange Commission

January 26, 2021

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr., Esq.

cc:	Nicolaas Vlok, Project Angel Parent, LLC

Kayla Dailey, Esq., Project Angel Parent, LLC

Bradley C. Weber, Esq., Goodwin Procter LLP

Natalie T. Martirossian, Esq., Goodwin Procter LLP

Bradley C. Reed, P.C., Kirkland & Ellis LLP

Michael P. Keeley, Esq., Kirkland & Ellis LLP

Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Bryan D. King, Esq., Wilson Sonsini Goodrich & Rosati, P.C.